HSBC Vantage+ Index

Monthly Report September 2026



PERFORMANCE: HISTORICAL & SIMULATED DATA



160%
150%
140%
130%
120%
110%
100%
90%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

As of September 30, 2026	HSBC Vantage+ Returns
September	-4.30%
YTD	-5.23%
1Y	-3.90%
3Y	10.45%
5Y	-2.14%
10Y	8.67%
Annualized Returns	2.22%
Annualized Volatility	6.06%

Vantage+ Index includes an 0.85% per annum index maintenance fee, subtracted on a daily basis.
The graph and table above set forth the hypothetical back-tested performance of the Index from January 1, 2013 through August 31, 2025. The Index has only been calculated by Solactive AG since November 8, 2019. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on November 8, 2019.

KEY DRIVERS OF PERFORMANCE

- **Prioritizing Performing Assets -** Minimizing cash in the monthly portfolio by attempting to find a 5% volatility portfolio without it, only turning to cash if unable to achieve the target volatility.
- **Volatility Management System -** Once the portfolio is selected, the Index applies leverage to bring exposure to 6% volatility, enabling dynamic reaction to changing market conditions, and allowing for exposure greater than 100%.
- **Higher Equity Allocation -** The Index provides greater maximum allocation to developed and emerging market equities compared to some other target volatility momentum strategies.

AVERAGE MONTHLY ALLOCATION: HISTORICAL & SIMULATED

		Jul-26	Aug-26	Sep-26	Average 2026 YTD
Developed Equities	SPY	0.18%	11.30%	10.36%	6.61%
	SPLV	20.82%	22.22%	22.48%	12.71%
	IWM	0.27%	0.00%	0.00%	0.03%
	QQQ	7.63%	0.00%	0.00%	1.85%
	EFA	0.00%	0.06%	1.18%	0.29%
	Sub total	*28.90%*	*33.58%*	*34.02%*	*21.50%*
Developed Bonds	TLT	1.92%	0.20%	0.71%	2.20%
	LQD	40.42%	44.82%	45.97%	33.98%
	HYG	15.43%	16.87%	17.30%	13.54%
	Sub total	*57.77%*	*61.89%*	*63.98%*	*49.72%*
Emerging Markets	EEM	0.00%	0.00%	0.00%	1.60%
	EMB	10.20%	11.24%	11.00%	8.95%
	Sub total	*10.20%*	*11.24%*	*11.00%*	*10.55%*
Real Assets	IYR	0.00%	0.00%	0.00%	0.00%
	GLD	0.00%	0.00%	0.04%	3.88%
	Sub total	*0.00%*	*0.00%*	*0.04%*	*3.88%*
Inflation	TIP	5.11%	5.59%	5.76%	4.49%
Cash	Cash	0.00%	0.00%	0.00%	12.21%

HSBC

HSBC Vantage+ Index

Monthly Report September 2026



AVERAGE YEARLY ASSET CLASS ALLOCATION - HISTORICAL & SIMULATED



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 Sep YTD
Developed Equities
Developed Bonds
Emerging Markets
Real Assets
Inflation
Cash

AVERAGE YEARLY CASH ALLOCATION - HISTORICAL & SIMULATED

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Average Cash Allocation	0.0%	0.0%	0.0%	0.0%	30.6%	0.0%	11.7%	15.9%	3.1%	0.0%	12.21%

MONTHLY PERFORMANCE - HISTORICAL & SIMULATED

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
2026	2.20%	1.55%	-3.89%	0.80%	0.03%	0.41%	-1.78%	-0.18%	-4.30%				-5.23%
2025	1.14%	1.54%	0.75%	-2.34%	-0.08%	1.05%	-0.40%	1.27%	3.17%	1.22%	0.25%	-0.07%	7.64%
2024	-0.60%	-0.10%	2.62%	-1.86%	1.83%	0.28%	2.07%	1.06%	1.42%	-1.70%	1.71%	-4.01%	2.53%
2023	1.27%	-2.33%	2.42%	0.58%	-2.52%	1.61%	1.40%	-1.95%	-3.53%	-0.41%	4.06%	1.90%	2.21%
2022	-3.72%	-0.66%	-0.34%	-3.53%	-0.14%	-3.02%	1.53%	-2.19%	-2.81%	-0.01%	2.27%	-0.55%	-12.59%
2021	-2.06%	-2.11%	-0.90%	1.43%	0.77%	0.97%	1.77%	0.51%	-3.64%	3.06%	-1.00%	2.63%	1.21%
2020	2.53%	-2.36%	-1.54%	0.22%	-0.12%	0.27%	0.97%	0.15%	-0.64%	-1.35%	3.29%	0.89%	2.19%
2019	1.56%	-0.45%	1.92%	-0.34%	1.53%	2.29%	0.26%	4.19%	-1.55%	0.29%	-0.58%	1.33%	10.81%

All Vantage+ allocation data prior to November 8, 2019 is hypothetical. See "Use of Simulated Returns".

INDEX INFORMATION

Index Owner	HSBC Bank plc
Currency	US Dollars
Volatility Target	6.0%
Bloomberg Ticker	HSIEVPLS Index
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent/Administrator	Solactive AG
Website	vantageplus.gbm.hsbc.com

HSBC

HSBC Vantage+ Index

Monthly Report September 2026



Risk relating to the index

- Solactive AG may adjust the Index in a way that affects its level, and Solactive AG has no obligation to consider your interests.
- The Index comprises notional assets.
- The Index may not be successful and may not outperform any alternative strategy that might be employed in respect of the ETFs, or achieve it's target volatility.
- The Index has a very limited operating history and may perform in unanticipated ways.
- The Index is subject to market risks.
- If the market values of the ETFs change, the level of the Index and the market value of any linked structured investment may not change in the same manner.
- The Index may perform poorly during periods characterized by short-term volatility.
- The level of the Index includes the deduction of the daily SOFR interest rate and a fee.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- Changes in the value of the ETFs may offset each other.

Please see the risk factors section of the relevant offering document for any HSBC-issued investment linked to the Index for a full description of the risks relating to the Index.

Important disclaimer information

This document is for information purposes only and intended to provide a general overview of the Index and does not provide the terms of any issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Before investing in a structured investment, investors should carefully review the relevant disclosure documents which explain in detail the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in instruments linked to the Index is not equivalent to a direct investment in any part of the Index. This document contains market data from various sources other than us and our and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this document. All information is subject to change without notice. We or our companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon.

HSBC USA Inc. has a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling 212-525-8010.

HSBC Bank plc and Solactive AG

The Index is the exclusive property of HSBC Bank plc and its which has contracted with Solactive AG to administer, maintain and calculate the Index. The Index is not endorsed by Solactive AG or its or its third party licensors. "Calculated by Solactive AG" and its related stylized mark(s) are service marks of Solactive AG and have been licensed for use by HSBC Bank plc and its Solactive AG shall have no liability for any errors or omissions in calculating the Index.

The Index is proprietary to HSBC Bank plc. no use or publication may be made of the Index, or any of its provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc. nor its duly appointed successor, acting as index owner (the "Index Owner"), nor Solactive AG or its duly appointed successor, acting as index administrator ("Index Administrator") and index calculation agent ("Index Calculation Agent"), are obliged to enter into or promote transactions or investments that are linked to the Index. The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any instruments or carrying out any transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently the information extracted from these sources and accept no responsibility or liability in respect thereof.

Use of simulated returns

The Index was launched on November 8, 2019 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. In addition, because certain of the Index Constituents (SPLV, HYG, EEM, EMB, GLD, and TIP) were not in existence at the start of the back-tested period, adjustments have been made to calculate their performance prior to their inception. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. The hypothetical back-tested annualized performance and annualized volatility of the Index have inherent limitations. These performance and volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully t he a ctual results that would h ave o ccurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance.

HSBC operates in various jurisdictions through its including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

All resources: Solactive, HSBC, Bloomberg, from January 1, 2003 to September 30, 2026

HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
October 1, 2026